SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRESS RELEASE

Share buy back

(Rio de Janeiro, December 15, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Board of Directors, meeting today, according to Article 29, paragraph 2 of its By-laws, its Share Repurchase Policy, and existing pertinent legislation authorized the repurchase or Petrobras preferential shares in circulation for future cancellation using retained earnings as per the following conditions:

a)	Objective: to reduce excess cash holdings and adjust the capital structure, aiming at the reduction of the cost of capital;

b)
Quantity: up to 91.500.000 (ninety one million and five hudred thousand) preferential shares, representing 4,9% of the outstanding number of this class of shares which is 1.850.364.700 (one billion, eight hundred and fifty million, three hundred and sixty four thousand and seven hundred);

c)	Price: purchases will be through Stock Exchanges, at market prices prevailing on the acquisition dates for the duration of the repurchase period;

d)	Financial Intermediaries:

	i.)	Bradesco SA. Corretora de Títulos e Valores Mobiliários - Av. Ipiranga 282/13º, 14º, 15º andares – Centro - São Paulo – SP CEP. 01046-920

	ii.)	CITIGROUP GMB CCTVM - Av. Paulista 1111/12º andar São Paulo – SP CEP. 01311-920

	iii.)	CITIGROUP Global Markets - 390 Greenwich Street 5th Floor New York, NY – 10013

	iv.)	Credit Suisse Brasil SA. Corretora de Títulos e Valores Mobiliários - Av. Brigadeiro Faria Lima 3064/13º andar São Paulo – SP CEP. 01451-000

	v.)	Itaú Corretora de Valores - Av. Engenheiro Armando de Arruda Pereira 707/15º andar São Paulo – SP CEP. 04309-010

	vi.)	JP Morgan CCVM SA. - Av. Brigadeiro Faria Lima 3729/13º andar São Paulo – SP CEP 04538-905

	vii.)	JP Morgan Securities Inc. - 277 Park Avenue 9th Floor New York, NY

	viii.)	Morgan Stanley Dean Witter CTVM SA - Av. Presidente Juscelino Kubitschek 50/8º andar São Paulo – SP CEP. 04543-000

	ix.)	Morgan Stanley & CO. Incorporated - 1585 Broadway, New York, NY, 10036 - Estados Unidos da América

	x.)	Santander Brasil Corretora de Títulos e Valores Mobiliários - Rua Hungria 1400/4ºandar – Jardim Europa São Paulo – SP CEP. 01455-000;

e)	Repurchase period: up to 365 (three hundred and sixty five) days beginning today.

In accordance with its share repurchase policy, the Board of Directors concluded that the company’s current liquidity position permits the implementation of a share repurchase program without comprimising its investment program or dividend payments, while at the same time safeguarding its operational and financial targets established in its Strategic Planning. Moreover, the Board understands that Petrobras shares would be currently undervalued in light of growth and profitability prospects.

Over the last three years there has been a marked improvement in Petrobras’ financial indicators. Leverage(net indebtedness/net total liabilities) in BRGAAP fell from 53% in December/2002 to 17% by September/2006 (55% to 18% in USGAAP), while financial targets set by its strategic planning suggest a level of 25% for this indicator. This improvement in the company’s liquidity is also reflected by its risk classification by Moody’s that, after a downgrade in August 2002 to Ba2, has been consecutively upgraded to Ba1 in September/2004, and Baa2 in October/2005, which is considered as “investment grade”.

In October/2006, the company raised US$500 million in the international capital market, for ten year maturity, offering a yield of 6,185% per annum, only 1,55% above US Government securities of similar duration. In light of these yields, its growth prospects compared to current market valuation of its shares, and current and projected conditions of the international oil market, among other alternatives that were considered, the Board of Directors considered share repurchases to be the most attractive alternative to reduce Petrobras financing costs in the short run.

Almir Guilherme Barbassa
CFO and Investor Relations Officer

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.